UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*


                   Citadel Holding Corporation
_________________________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
_________________________________________________________________
               (Title of Class of Securities)


                           172862104
_________________________________________________________________
                         (CUSIP Number)

                       Randall J. Demyan,
                   Dillon Capital Management,
                21 East State Street, Suite 1410
                      Columbus, Ohio 43215
                         (614) 222-4204
_________________________________________________________________
        (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 8, 1994
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  _____

Check the following box if a fee is being paid with the statement __X__. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         SCHEDULE 13D


CUSIP NO.          172862104                    Page 2 of 9 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Dillon Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:  (a)_____
                                                         (b)_____

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                        _____


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   SOLE VOTING POWER:       647,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  647,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

          647,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                       _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          9.810%

14.  TYPE OF REPORTING PERSON*:

          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                         SCHEDULE 13D


CUSIP NO.          172862104                    Page 3 of 9 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:  (a)_____
                                                         (b)_____

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                        _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                       _____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .076%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                         SCHEDULE 13D


CUSIP NO.          172862104                    Page 4 of 9 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:  (a)_____
                                                         (b)_____

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                        _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                       _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .076%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                         SCHEDULE 13D


CUSIP NO.          172862104                    Page 5 of 9 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:  (a)_____
                                                         (b)_____

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                        _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                    (a)_____
                                                         (b)_____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          00

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

Supplement to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons - Dillon Investors, L.P., Roderick H. Dillon, Jr., Roderick H. Dillon, Jr. - IRA and Roderick H. Dillon, Jr. Foundation

Item 1.   Security and Issuer

          This Schedule 13D relates to the common stock, no par value ("Common Stock") of Citadel Holding Corporation (the
"Issuer"). The principal executive offices of the Issuer are located at 600 North Brand Boulevard, Glendale, California 91203.


Item 2.   Identity and Background

          The Persons filing this Schedule 13D are Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"), Roderick
H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation"). DI is a Delaware Limited Partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1410, 21 East State Street, Columbus, OH 43215-4228. The sole general partner of DI is Roderick H. Dillon, Jr.

          RHD is an individual investor and is employed as chief investment officer with Dillon Capital Management Limited Partnership, an investment management firm. His business address is Suite 1410, 21 East State Street, Columbus, Ohio 43215-4228. Roderick H. Dillon, Jr. is the sole beneficiary of RHD-IRA. Roderick H. Dillon, Jr. is the sole trustee of RHD-Foundation. The principal business of RHD-Foundation is that of a charitable foundation, and is located at Suite 1410, 21 East State Street, Columbus, Ohio 43215-4228.

          During the last five years, DI, RHD, RHD-IRA and RHD-Foundation have not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          During the last five years, none of DI, RHD, RHD-IRA and RHD-Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and none is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Roderick H. Dillon, Jr. is a citizen of the United
States.


Item 3.   Source and Amount of Funds or Other Considerations

          The sole source of the $3,623,582 used by DI in making purchases (all of which were effected in the past sixty days) of 647,000 shares of the Common Stock came from the working capital of DI. No part of the purchase price of the Common Stock acquired by DI is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

          The funds used by RHD-Foundation in making purchases of 2,000 shares of Common Stock ($32,917) and by RHD making purchases of an aggregate of 10,000 shares of Common Stock (5,000 individually and 5,000 through RHD-IRA) ($164,557) in all instances during the first six months of 1993, came from the working capital of RHD-Foundation and the personal funds of Roderick H. Dillon, Jr., respectively. No part of the purchase price of the Common Stock acquired by RHD, RHD-IRA, or RHD-Foundation is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.


Item 4.   Purpose of Transaction

          DI, RHD, RHD-IRA and RHD-Foundation acquired the shares of Common Stock in the ordinary course of business for investment purposes only.

          Except as aforesaid, DI, RHD, RHD-IRA and
RHD-Foundation do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any change in the Issuer's business or corporate structure,
(g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12 (g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated in
(a) through (i) above.


Item 5.   Interest in Securities of the Issuer

          (a) As of the date of this Schedule 13D, DI, RHD, RHD-IRA and RHD-Foundati on own beneficially 647,000, 5,000, 5,000 and 2,000 shares of the Common Stock of the Issuer, respectively. The number of shares of Common Stock of the Issuer outstanding as of December 31, 1993, the latest date for which such information is currently available, was 6,595,624. As of March 16, 1994, based upon the total number of shares of the Issuer's Common Stock outstanding on December 31, 1993, the latest date for which such information currently is available, DI, RHD, RHD-IRA and RHD-Foundation owned beneficially approximately 9.810%, .076%, .076% and .030% of the Common Stock, respectively.

          (b) Each of DI, RHD, RHD-IRA and RHD-Foundation has sole power to vote or direct the vote, and to dispose or direct the disposition of, the shares of Common Stock of the Issuer that each of them beneficially own as reported in Item 5(a) above.

          (c) All of the transactions in which shares of Common Stock of the Issuer were purchased in the last 60 days were open market transactions by DI and were effected on the National Association of Securities Dealers Automated Quotation/National Market System. The following is a description of all the transactions (20) effected by DI during the past 60 days:

                            Shares of
Transaction  Date of     Common Stock                  Cost of
   Number   Purchase        Purchased   Price/Share  Transaction

    1      27-Jan-94       27,500      $6.26541     $172,299
    2      28-Jan-94       75,000       7.05033      528,775
    3      04-Feb-94       10,000       6.42750       64,275
    4      04-Feb-94       75,000       6.55033      491,275
    5      04-Feb-94        8,000       6.55313       52,425
    6      07-Feb-94        7,500       6.31333       47,350
    7      08-Feb-94        7,500       6.18833       46,412
    8      09-Feb-94       10,000       6.30250       63,025
    9      09-Feb-94          200       6.42500        1,285
   10      15-Feb-94          700       6.33571        4,435
   11      16-Feb-94        5,800       6.43931       37,348
   12      22-Feb-94       20,800       6.38410      132,789
   13      23-Feb-94       10,000       6.55250       65,525
   14      24-Feb-94       11,200       6.17723       69,185
   15      25-Feb-94       15,000       6.17667       92,650
   16      02-Mar-94        1,200       5.94583        7,135
   17      04-Mar-94       28,000       6.05089      169,425
   18      08-Mar-94       30,000       5.80083      174,025
   19      14-Mar-94       55,100       5.00415      275,729
   20      16-Mar-94      248,500       4.54010    1,128,215
                          647,000                 $3,623,582

          (d) Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common
Stock reported in this Schedule 13D..


Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

          Other than as disclosed herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between DI, RHD, RHD-IRA, and RHD-Foundation and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fee, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits

          Exhibit A - Joint Filing Agreement


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



Date:  March 17, 1994                     Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.
                                                 General Partner



                                         Roderick H. Dillon, Jr.



                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.



                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.



                            Roderick H. Dillon, Jr. - Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.
                                                         Trustee

EXHIBIT A


                     JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of Citadel Holding Corporation beneficially owned by each of them and further agree that this Joint Filing
Agreement be included as an Exhibit to such joint filings.

          IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 17th day of March, 1994.


                              DILLON INVESTORS, L.P.


                              By: /s/ Roderick H. Dillon, Jr.

                                  Roderick H. Dillon, Jr.,
                                  General Partner



                              RODERICK H. DILLON, JR.


                              By: /s/ Roderick H. Dillon,Jr.

                                  Roderick H. Dillon, Jr.



                              RODERICK H. DILLON, JR.-IRA


                              By: /s/ Roderick H. Dillon, Jr.

                                  Roderick H. Dillon, Jr.



                              RODERICK H. DILLON, JR. FOUNDATION


                              By: /s/ Roderick H. Dillon, Jr.

                                  Roderick H. Dillon, Jr., Trustee